Exhibit 21.1

List of Subsidiaries of Evolution Petroleum Corporation

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Evolution Royalties, Inc.	Delaware
NGS Sub Corp.	Delaware
NGS Technologies, Inc.	Delaware
Evolution Operating Co., Inc.	Texas
Tertiaire Resources Company	Texas
Evolution Petroleum OK, Inc.	Texas
NGS Resources, LLC (Subsidiary of NGS Technologies, Inc.)	Texas